Exhibit 99.1

Seanergy Maritime Mails Letter to Shareholders Highlighting its Commitment to Delivering Value to All Shareholders

Recommends Shareholders Vote the WHITE Proxy Card “FOR” Seanergy’s Director Nominees
and “AGAINST” Economou’s Proposals

Mails Proxy Materials to Shareholders and Launches www.VoteSeanergy.com to Provide Additional Information and Resources to Shareholders

September 30, 2024 – Athens, Greece – Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP) today announced that it has commenced mailing of proxy materials to its shareholders in connection with the Company’s 2024 Annual Meeting of Shareholders (the “2024 Annual Meeting”), scheduled to be held on November 4, 2024. Shareholders of record as of the close of business on September 19, 2024, will be entitled to vote at the meeting.

The Company also mailed a letter to Seanergy shareholders highlighting the commitment of the Board of Directors and management team to delivering value for all Seanergy shareholders and how the Company’s continued execution of its strategic plan has it positioned to continue delivering leading and sustainable shareholder returns through the cycle.

George Economou – a shipowner and a competitor of Seanergy – has acquired a stake in Seanergy. He has brought litigation and launched a proxy fight against Seanergy seeking to gain effective control over the Company’s Board and its corporate strategy by replacing two of the Company’s directors with his own closely-associated nominees and calling for the resignations of the rest of Seanergy’s Board members. In turn, this would allow Economou’s nominees to fill those vacancies, such that the entire Board would be constituted with the nominees of a single shareholder. Based on his extensive track record of destroying shareholder value across multiple publicly listed companies, Economou’s blatant attempt to seize effective control over the Company by replacing the entire Board with his own nominees and their appointees would be detrimental to Seanergy’s ability to continue to deliver outperformance and would negatively impact shareholder value.

The Board of Directors unanimously recommends that shareholders vote on the WHITE proxy card “FOR” Seanergy’s nominees and “AGAINST” the Economou proposals.

Highlights from the letter include:

•
Seanergy’s purposeful and successful actions have evolved the Company into a leading pure-play, growth-oriented Capesize operator with significant value creation potential that is well-positioned to continue to deliver leading and sustainable shareholder returns.

•
Seanergy’s highly qualified and engaged director nominees are proven leaders with the combined expertise to lead and oversee a present-day public shipping company, including in commodities trading, finance, bank management and capital markets.

•
Economou brings a well-documented record of shareholder value destruction, poor corporate stewardship and self-dealing at the expense of other shareholders. If he were to be successful in his campaign at Seanergy, the Board believes he would apply the same self-serving approach to Seanergy’s business dealings.

•	The Seanergy Board unanimously recommends that shareholders reject Economou’s nominees, his proposals and his self-interested takeover attempt.

The Company also launched www.VoteSeanergy.com, which provides additional information and resources to shareholders about Seanergy’s value creation strategy, Economou’s record of value destruction and voting at the 2024 Annual Meeting.

The full text of the letter follows:

September 30, 2024

Dear Fellow Shareholders,

We are reaching out because we need you to vote “FOR” Seanergy’s director nominees in connection with Seanergy’s upcoming Annual Meeting of Shareholders on November 4, 2024.

The Seanergy Board of Directors and management team are committed to delivering value for all Seanergy shareholders. Over the past few years, through our purposeful and successful actions, we have evolved Seanergy into a leading pure-play, growth-oriented Capesize operator that is attractively positioned to capitalize on favorable trends in the Capesize market.

As a result of this strategy, we have been able to:
✔	Efficiently grow our fleet through a disciplined, well-timed strategy that has resulted in low vessel acquisition costs and sustainable cash break-even rates;
✔	Deliver strong profitability and cash flow generation;
✔	Rapidly reduce our leverage; and
✔
Return increasing amounts of capital to our shareholders, including our recently announced policy to return approximately 50% of net operating cash flow after debt repayments and reserves moving forward.

Looking forward, we believe Seanergy is well-positioned to continue to deliver leading, sustainable shareholder returns through the cycle, as demonstrated by our peer-leading total shareholder returns of more than 130%1 over the last year.

While we are excited about our significant value creation potential, we are writing to you today to address developments that we believe put Seanergy’s future and your investment at risk.

George Economou – a shipowner and a competitor of Seanergy with a well-documented record of self-dealing, shareholder value destruction and poor corporate stewardship – has acquired a ~9% stake in Seanergy.2 He has brought litigation and launched a proxy fight against Seanergy seeking to gain effective control over the Company’s Board and our corporate strategy by replacing two of our current directors with his own closely-associated nominees and calling for the resignations of the rest of our Board members. In turn, this would allow Economou’s nominees to fill those vacancies, such that the entire Board would be constituted with the nominees of a single shareholder. Based on his extensive track record of destroying shareholder value across multiple publicly listed companies, Economou’s blatant attempt to seize effective control over the Company by replacing the entire Board with his own nominees and their appointees would be detrimental to Seanergy’s ability to continue to deliver outperformance and would negatively impact the value of your investment.

Enriching himself while destroying value for other shareholders is nothing new for Economou. He has a long and well-documented history of extracting hundreds of millions of dollars from public companies under his control through conflicted, related-party transactions. If he were to be successful in his campaign at Seanergy, we believe he would apply the same self-serving approach to Seanergy’s business dealings.

Our Board strongly recommends that shareholders reject Economou’s nominees, his proposals and his self-interested takeover attempt.

Every vote counts. You can protect your Seanergy investment by voting “FOR” Seanergy’s director nominees and “AGAINST” Economou’s proposals by voting the WHITE proxy card today.

Learn more about our plans to continue creating value for shareholders and how to vote at www.VoteSeanergy.com.

Delivering Value By Executing Our Strategic Plans

Seanergy’s strong value creation is underpinned by successful execution on each pillar of our strategy:	By the numbers:

•      Investing in our leading pure-play Capesize fleet. Our disciplined, accretive and well-timed purchases, with a focus on high-quality, mid-aged vessels, have resulted in the lowest fleet cost basis among our listed peers. We make our ships more attractive to our customers and improve our vessel returns by proactively retrofitting our ships and investing in technology that makes our ships more fuel efficient and environmentally sustainable and our company more profitable.

Over $350M Invested in fleet since 2020; Our fleet to consist of 19 Capesize ships

•      Delivering focused execution and operational efficiency. Seanergy has capitalized on a strong Capesize rate environment and locked in attractive TCE rates, building on our multi-year track record of outperforming the Baltic Capesize Index. Our opportunistic use of options to convert index-linked charters to fixed rates increases our future earnings visibility and supports our capital allocation priorities. In addition to capturing Capesize market upside, Seanergy has a demonstrated track record of operating our vessels efficiently, generating robust free cash flow.
8% TCE rate outperformance versus the Baltic Capesize Index in 1H24[3]

•      Strategically optimizing our cost of capital to drive growth. Our thoughtful and prudent approach to capital allocation has resulted in a balanced debt profile with a clear trend towards reduction of leverage. We have simplified our capital structure by repurchasing all outstanding convertible notes and prepaying all junior debt. This has reduced daily cash break-even rates and allowed us to grow opportunistically, while returning capital to shareholders. At the same time, we are retaining the financial flexibility to navigate long-term shipping market cycles in the historically volatile dry bulk market.
2.5x Net Debt / LTM Adj. EBITDA, down from 3.4x at year-end 2022[4]

•      Providing our shareholders with increasing capital returns. Based on our robust free cash flow generation and enhanced financial flexibility, we have significantly increased the capital returned to shareholders through dividends and securities repurchases. To underscore our unwavering commitment to maximizing shareholder value, we have recently implemented a new dividend policy, to return to our shareholders approximately 50% of our operating cash flow less debt service and reserves.[5] For the second half of 2024, Seanergy has already contracted approximately 40% of its potential revenue generating days, at high fixed charter rates that guarantee solid free cash flow generation. As a result, we are optimistic about our ability to return significant capital in the form of dividends in the coming quarters.

$0.50 per share Returned through dividends year-to-date, representing a dividend yield of ~8%[6]

50%
of available net operating cash flow to be returned to shareholders quarterly per formula-based dividend policy[7]

With our thoughtful and focused approach, we believe Seanergy is well-positioned to continue delivering strong outperformance through the cycle and attractive shareholder returns.

Board and Governance Aligned with Our Strategy

Our strategy is overseen by our highly-qualified Board and professional management team, who are committed to acting in the best interest of all Seanergy shareholders. We have implemented a governance structure aligned with our strategy as a growth-oriented operator in a highly competitive and capital-intensive cyclical business.

Each of the Board’s five highly qualified directors is deeply engaged in our business and provides active oversight and guidance regarding Seanergy’s strategic and capital allocation priorities. They are proven professionals with the combined experience and expertise necessary to oversee a present-day public shipping company.

Four of our five directors are independent, and we remain fully committed to maintaining a majority independent and conflict-free board. This is to ensure that all board decisions are made objectively and in the interest of creating long-term value for all shareholders.

Our Board and management team regularly review our governance practices, strategic direction, performance and capital allocation priorities to ensure Seanergy is well-positioned to deliver strong performance and attractive returns for shareholders.

Seanergy’s Highly Qualified Board of Directors

Ioannis Kartsonas
✔	20+ years of experience in shipping, finance, investments and commodities trading
✔	Led Carlyle Commodity Management’s Shipping and Freight Investments as Senior Portfolio Manager, managing one of the largest freight futures funds globally
✔	Co-founder and Former Portfolio Manager of Sea Advisors Fund
✔	Former leading Transportation Analyst at Citi Investment Research
✔
Current Principal and Managing Partner of Breakwave Advisors LLC, a commodity-focused advisory firm and the Commodity Trading Advisor (CTA) for the Breakwave Dry Bulk Shipping ETF  and the Breakwave Tanker Shipping ETF

Dimitrios Anagnostopoulos
✔	40+ years of experience in shipping, ship finance and bank management
✔	Board Member of NYSE-listed Dynagas LNG Partners LP
✔	Received the 2008 Lloyd’s Shipping Financier of the Year Award
✔	Former SVP and Head of Shipping at ABN AMRO
✔	Former Board Member and Current Advisor to Aegean Baltic Bank S.A.

Christina Anagnostara
✔	20+ years of maritime and international business experience in finance, banking, capital markets, consulting, accounting and audit
✔	Extensive public company board experience in the maritime industry
✔	Managing Director in the Investment Banking Division of AXIA Ventures Group
✔	Former CFO of Seanergy and Former CFO and director of Global Oceanic Carriers Ltd.
✔	Certified Chartered Accountant

Elias Culucundis
✔
40+ years of executive leadership experience as President, CEO and director of Equity Shipping Company Ltd. and former CEO of Kassos Maritime Enterprises Ltd., Off Shore Consultants Inc. and Naval Engineering Dynamics Ltd.

✔	Extensive director experience at multiple shipping-focused companies
✔	Expertise overseeing new-building vessel contracts, specifications and the construction of new vessels
✔	Fellow of the Royal Institute of Naval Architects and a Chartered Engineer

Stamatios Tsantanis
✔	CEO of Seanergy since 2012; Chairman since 2013
✔	Led Seanergy’s significant growth to a prominent pure-play Capesize dry bulk company with a carrying capacity of approximately 3.4 million dwt
✔	20+ years of experience in shipping, banking and capital markets
✔	Former investment banker at Alpha Finance with a key role in major shipping corporate finance transactions in the U.S. capital markets

Economou’s Self-Serving Campaign to Gain Effective Control Over Seanergy’s Board, Putting Seanergy Shareholders’ Investment at Risk

We believe Economou understands well how attractive Seanergy’s assets and positioning are – and the substantial upside we are poised to continue delivering for our shareholders.

Economou rapidly and stealthily acquired a ~9% stake in Seanergy starting in August 20238 and has at no point constructively engaged with us or provided any ideas regarding shareholder value creation. Instead, without any prior communication of his intention to file suit, Economou initiated litigation against the Company in the Marshall Islands. He also nominated two closely-associated director candidates – Georgios Kokkodis and Ioannis Liveris – for election at the 2024 Annual Meeting, while also proposing “no-confidence” votes against our remaining directors.

Economou’s Other Self-Serving Campaigns

Economou’s actions at Seanergy are similar to the coercive tactics he has deployed at three other public shipping companies over the last year: OceanPal Inc. (“OceanPal”), Genco Shipping & Trading Ltd (“Genco”) and Performance Shipping Inc. (“Performance Shipping”). We believe his behavior at each of these companies make clear that Economou is not interested in enhancing long-term value for shareholders, but rather he is seeking short-term personal gain. Consider the following:

•
OceanPal: Economou acquired a ~14% position, nominated Kokkodis and Liveris to the board and announced a no-confidence proposal which would result in the replacement of the entire board with his closely-associated nominees.[9] But instead of pursuing his efforts to address the stated concerns about governance or proposing business changes which might have benefited all shareholders, Economou negotiated for himself a modern-day “greenmail” payment of $6.75 million[10] (35% of OceanPal’s market capitalization11), which contributed to OceanPal reporting a sizeable net loss for shareholders in their Q2 2024 earnings.[12]

•
Genco: Despite nominating two directors and indicating a desire to influence the long-term strategy of the company, Economou substantially exited his position after less than six months and after two leading proxy advisory firms recommended shareholders reject his nominees and proposals.[13] Genco expressly stated that it had rejected Economou’s proposals for the company and made no changes to its strategy based on their engagement with Economou.[14]

•
Performance Shipping: Economou acquired a 9.5% position in Performance Shipping and is currently pursuing litigation and a proxy fight – once again nominating Liveris.[15] He is also pursuing a hostile bid to acquire a majority of Performance’s common shares at what an independent financial advisor assessed to be a greater-than-50% discount to their net asset value,[16] on top of which he is demanding that the Performance Shipping board of directors grant him control of the company and wipe out other shareholders, funneling windfall profits to Economou.

While each of these situations may be different, the underlying story is the same: Economou deploying coercive tactics to gain substantial influence or control of these public companies or ransoming them for a short-term payout that benefits nobody but himself.

Economou’s Long Track Record of Value-Destroying Public Company Stewardship

Economou’s behavior with Seanergy is not new – he has a long and widely-documented record of exploiting control of public companies to enrich himself while destroying value for other investors.

This pattern is well-documented and reflects Economou’s playbook, which he has applied many times: he treats public companies like his own private fiefdoms, extracting value through a series of conflicted, affiliated transactions and arrangements that leave the companies – and other public company shareholders – worse off, while Economou profits, directly and through his controlled affiliates.

We believe his actions at DryShips, Inc. (“DryShips”), a dry bulk shipping company, and Ocean Rig UDW Inc. (“Ocean Rig”), a deep-sea oil drilling company, serve as cautionary tales:

DryShips: Economou took DryShips public in 2005 and reacquired the company in 2019, after destroying substantial shareholder value over ~14 years through conflicted transactions and poor stewardship.

•	DryShips Public Investors’ Experiences
o	Negative total shareholder returns of more than -99% from IPO until Economou took the company private in 2019[17] and billions of dollars of shareholder value destroyed
o
Extreme share dilution through a series of related party transactions with Economou-controlled affiliates, including a series of highly dilutive equity offerings in 2016 that reduced DryShips’ share price by more than 90% over the course of a few months[18]

o
Lucrative management fees that paid Economou and his affiliates more than $350 million[19] – while DryShips’ dry bulk fleet operating vessel costs were ~40% more than its public peers in its last full year as a public company[20]

•	Economou Experience
o	Acquired majority control of the company through a series of related-party transactions, increasing ownership from less than 0.01% in March 2017 to more than 80% in less than two years[21]
o	Extracted significant value from a series of lucrative management fees, allowing him to earn more than $350 million through Economou-controlled affiliates[22]
o
Initiated a spin-off of Tankships Investment Holdings with plans to pay fees to two other Economou-controlled entities,[23] which was ultimately aborted in favor of selling vessels directly to Economou himself[24]

o	Received a $50 million termination fee (equal to 11% of market cap at the time of privatization) paid in connection with his take private of DryShips in 2019[25]

Ocean Rig: While CEO of DryShips, Economou orchestrated the acquisition of a controlling interest in Ocean Rig, a deep-sea oil drilling company. Following the investment, Economou was appointed Chairman and CEO of Ocean Rig.26

•	Ocean Rig Public Investors’ Experiences
o	Negative total shareholder returns of -98%, including as a result of a series of highly dilutive equity offerings;[27] destroying billions of dollars of shareholder value
o	Ocean Rig filed for bankruptcy less than seven years after DryShips took control[28]
o	Multiple lucrative fee arrangements for Economou affiliates enriched Economou at Ocean Rig shareholders’ expense[29]

•	Economou Experience
o	$83.5 million in fees paid to an Economou affiliate in just a two-year period in a lucrative management fee arrangement[30]
o	A $120 million emergency loan to DryShips, which Economou repaid by satisfying the loan with Ocean Rig shares instead of a cash payment[31]
o
Retained 9.3% of the reorganized company in bankruptcy,[32] and secured a lucrative post-bankruptcy agreement for Ocean Rig to pay $15.5 million in annual fees and 1% of all future drilling contracts to an Economou-controlled entity[33]

o	Termination fee of $130 million paid to an Economou-controlled entity in connection with TransOcean’s acquisition of Ocean Rig[34]

Economou’s track record clearly suggests he prioritizes using public companies as vehicles to funnel value to himself and his affiliates, with little regard for the interests of other shareholders.

It should be noted that Economou’s history of looking to benefit himself at the expense of others is not limited to his interactions with companies and their shareholders. In 2022, he was the largest transporter, exclusive of Russian companies, that continued transporting Russian crude, following the Russian invasion of Ukraine, landing him on the Ukrainian government’s list of “international sponsors of war.”35

At Seanergy, he has put forward two underqualified nominees who have both been associated with facilitating Economou’s prior self-dealing and value destruction:

☒	Both of Economou’s nominees have a long history serving as directors at companies controlled by or affiliated with Economou.

☒
At DryShips, Economou’s self-dealing was overseen and approved by Georgios Kokkodis, who as a DryShips director signed off on Economou’s value destructive transactions, including his ultimate undervalued take-private transaction. Notably, Kokkodis chaired the 3-person special committee that reviewed the transaction.[36]

☒
At Ocean Rig, both Ioannis Liveris and Georgios Kokkodis approved various related party transactions between Ocean Rig, DryShips and other Economou affiliates, and both were directors as well when Ocean Rig went into bankruptcy.[37]

In the spirit of constructive engagement, our Nominating Committee offered to interview Economou’s nominees – but he has outright refused to make them available. Nonetheless, our Nominating Committee and Board reviewed his nominees thoroughly with the assistance of external advisors, consistent with its commitment to strong corporate governance, open-mindedness and transparency. The Nominating Committee and Board unanimously determined from that review that Economou’s nominees lack the requisite qualifications to serve as directors on the Seanergy Board and they both have troubling track records of supporting Economou’s self-interested value destruction as directors at multiple companies he led or controlled.

Make NO mistake –Economou has not put forward any plans or proposals for the Company and has declined to constructively engage with our Board. If Economou is successful in his campaign, we believe he is likely to follow the same playbook as he did at DryShips and Ocean Rig, putting the substantial value of your investment at risk.

Protect Your Seanergy Investment: Vote FOR Seanergy’s Nominees TODAY

Seanergy shareholders are being presented a simple choice:

✔
Vote on the WHITE proxy card “FOR” Seanergy’s nominees and “AGAINST” the Economou proposals so that our Board can continue executing our strategy that is creating value today and positioning Seanergy to continue to do so for the long-term.

OR

☒
Support Economou’s effort to take effective control of Seanergy by replacing the entire Board with his own nominees and their appointees and risk the same value destruction that Economou has overseen at other companies through his self-dealing and poor stewardship.

We strongly believe the right choice is for you to vote on the WHITE proxy card “FOR” Mr. Dimitrios Anagnostopoulos and Mr. Ioannis Kartsonas and “AGAINST” Economou’s proposals.

We greatly appreciate the continued support of all Seanergy shareholders as we continue to execute on our strategic plans and deliver shareholder value.

Sincerely,

The Seanergy Board of Directors

Ioannis Kartsonas	Dimitrios Anagnostopoulos	Christina Anagnostara

Elias Culucundis	Stamatios Tsantanis

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, MacKenzie Partners, at

U.S. & Canada Toll-Free: 1-800-322-2885

Greece Toll-Free: 1-800-000-0260

Elsewhere Call Collect: +1-212-929-5500

Or

Email: Seanergy@MacKenziePartners.com

You may receive solicitation materials from Economou. The Board unanimously recommends shareholders discard any proxy materials from Economou.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a prominent pure-play Capesize ship-owner publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company’s operating fleet consists of 18 vessels (1 Newcastlemax and 17 Capesize) with an average age of approximately 13.5 years and an aggregate cargo carrying capacity of approximately 3,236,212 dwt. Upon completion of the delivery of our latest Capesize vessel acquisition, the Company’s operating fleet will consist of 19 vessels (1 Newcastlemax and 18 Capesize) with an aggregate cargo carrying capacity of approximately 3,417,608 dwt.

The Company is incorporated in the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our Company website at: www.seanergymaritime.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to the declaration of dividends, market trends and shareholder returns. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Israel and Hamas and Russia and Ukraine; risks associated with the length and severity of pandemics (including COVID-19), including their effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Definitions

Adjusted EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) represents the sum of net income / (loss), net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, gain on forward freight agreements, net, gain on extinguishment of debt, gain on debt refinancing, non-recurring gains on sale of vessel and gain on spin-off, which the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

TCE Rate (Daily Time Charter Equivalent): TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

Reconciliations

EBITDA Reconciliation

Amounts in $ thousands

	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024
Net (loss)/income	3,671	5,935	7,140	493	(4,185)	678	(5,040)	10,829	10,161	14,127
Add: Net interest and finance cost	2,850	3,168	3,949	4,896	5,265	4,937	4,983	4,965	4,638	4,596

Add: Depreciation and amortization	6,265	7,034	7,497	7,501	7,077	7,103	7,110	7,541	6,846	7,065

Add: Taxes	-	(28)	-	-	-	-	-	-	-	-
EBITDA	12,786	16,109	18,586	12,890	8,157	12,718	7,053	23,335	21,645	25,788
Add: stock-based compensation	2,679	1,163	2,920	423	3,680	2,447	2,474	546	1,479	1,538

Less: Gain on sale of vessel	-	-	-	-	(8,094)	-	-	-	-	-

Add: Loss on extinguishment of debt	1,279	6	-	6	110	430	-	-	-	649

Less: Gain on debt refinancing	-	-	-	-	-	-	-	-	-	-

Add: Loss on forward freight agreements, net	36	36	335	10	50	94	4	40	78	26

Less: Gain on spin-off	-	-	(2,800)	-	-	-	-	-	-	-
Adjusted EBITDA	16,780	17,314	19,041	13,329	3,903	15,689	9,531	23,921	23,202	28,001

Net Debt Reconciliation

Amounts in $ thousands

	6/30/24	12/31/22
Debt, finance lease liability and other financial liabilities, net of deferred finance costs	247,625	255,699
Less: Cash and cash equivalents and restricted cash	38,224	32,477
Net Debt	209,401	223,222

TCE Rate Reconciliation

Amounts in $ thousands, except for TCE and operating days

	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024
Net revenues from vessels	29,666	32,847	32,963	27,153	17,384	27,646	23,105	38,901	37,774	42,592
Less: Voyage Expenses	979	1,667	867	780	657	651	770	773	774	986
Net Operating Revenues	28,687	31,180	32,096	26,373	16,727	26,995	22,335	38,128	37,000	41,606
Operating Days	1,482	1,341	1,557	1,525	1,520	1,443	1,460	1,530	1,537	1,562
Time Charter Equivalent Rate	19,357	23,251	20,614	17,294	11,005	18,708	15,298	24,920	24,073	26,636

For further information please contact:

Investors

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
Email: seanergy@capitallink.com

Media

Joele Frank, Wilkinson Brimmer Katcher
Aaron Palash / Maggie Carangelo / Spencer Hoffman
Tel: (212) 355-4449
Email: Seanergy-Media@joelefrank.com

________________________

1 As of September 26, 2024. Total shareholder returns defined as the compound total return, with dividends reinvested on the ex-date.

2 Schedule 13D-A filed by Economou, as of March 5, 2024
https://www.sec.gov/Archives/edgar/data/1448397/000110465924031025/tm247973-1_sc13da.htm.

3 TCE rate is a non-GAAP measure. Please see “Definitions” and “Reconciliations” for the reconciliation of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

4 Net debt and Adjusted EBITDA are non-GAAP measures. Please see “Definitions” and “Reconciliations” for the reconciliations of Net debt to Debt, finance lease liability and other financial liabilities, net of deferred finance costs, and Adjusted EBITDA to Net (loss)/income, the most directly comparable U.S. GAAP measures.

5 As of the second quarter 2024 earnings results announced August 6, 2024.
https://www.seanergymaritime.com/media/66b234670c9c0.pdf.

6 Based on the annualized dividend declared on 8/5/24.

7 As of the second quarter 2024 earnings results announced August 6, 2024.
https://www.seanergymaritime.com/media/66b234670c9c0.pdf

8 Schedule 13D filed by Economou, as of November 14, 2023 – the date of event which required filing – at
https://www.sec.gov/Archives/edgar/data/1308557/000110465923120922/tm2331492d1_sc13d.htm.

9 Schedule 13D-A filed by Economou, as of January 3, 2024 – the date of which required filing - at
https://www.sec.gov/Archives/edgar/data/1869467/000110465924001595/tm242102d1_sc13da.htm.

10 Form 6-K of OceanPal at
https://www.sec.gov/Archives/edgar/data/1869467/000091957424003280/d11054115_6-k.htm

11 Calculated based on DryShips’ market capitalization as of May 17, 2024; “OceanPal Inc. Announces Entry Into Support Agreement With Sphinx Investment Corp.; Sphinx Terminates its Proxy Contest and Enters Into Voting Commitment; Economou Expected to be Made Available to Provide Strategic Advice” at
https://www.globenewswire.com/news-release/2024/05/17/2884161/0/en/OceanPal-Inc-Announces-Entry-Into-Support-Agreement-With-Sphinx-Investment-Corp-Sphinx-Terminates-its-Proxy-Contest-and-Enters-Into-Voting-Commitment-Mr-Economou-Expected-to-be-Mad.html

12 OceanPal’s second quarter 2024 earnings results reported on August 7, 2024
https://www.oceanpal.com/oceanadmin/aspuploader/savefiles/Q2_2024_OP_Earnings_Release_070824-7-8-2024-15-03.pdf

13 “Genco Shipping & Trading Issues Statement Regarding George Economou’s Withdrawal of his Nominee” at
https://investors.gencoshipping.com/news/press-releases/news-details/2024/Genco-Shipping--Trading-Issues-Statement-Regarding-George-Economous-Withdrawal-of-his-Nominee/default.aspx.

14 “Genco Shipping & Trading Issues Statement Regarding George Economou’s Withdrawal of his Nominee” at
https://investors.gencoshipping.com/news/press-releases/news-details/2024/Genco-Shipping--Trading-Issues-Statement-Regarding-George-Economous-Withdrawal-of-his-Nominee/default.aspx.

15 Schedule 13D-A filed by Economou, as of September 15, 2023
https://www.sec.gov/Archives/edgar/data/1308557/000110465923101002/tm2326213d1_sc13da.htm.

16 Schedule 14D-9-A filed by Performance Shipping
https://www.sec.gov/Archives/edgar/data/1481241/000114036123051607/ef20014039_sc14d9a.htm.

17 Total shareholder returns defined as the compound total return, with dividends reinvested on the ex-date, from IPO on January 23, 2005 to completion of its take private on October 11, 2019.

18 “DryShips Inc. Announces Closing of Registered Direct Offering” on June 15, 2016 at
https://www.globenewswire.com/en/news-release/2016/06/15/1258282/0/en/DryShips-Inc-Announces-Closing-of-Registered-Direct-Offering.html; and “DRYSHIPS INC. ANNOUNCES REGISTERED DIRECT OFFERING” on November 17, 2016 at http://dryships.irwebpage.com/press/dryspr111716.pdf; and “DryShips Announces Successful Completion of the $100.0 Million Registered Direct Offering” on December 12, 2016 at https://finance.yahoo.com/news/dryships-announces-successful-completion-100-140000724.html; Total shareholder returns defined as the compound total return, with dividends reinvested on the ex-date, from 6/15/16 to 12/12/16.

19 Form 20-F of DryShips, Inc. for the year ended December 31, 2012, filed with the SEC on March 22, 2013, pg. 133 at
https://www.sec.gov/Archives/edgar/data/1308858/000091957413002527/d1368326_20-f.htm; Form 20-F of DryShips, Inc. for the year ended December 31, 2015, filed with the SEC on April 27, 2016, pg. 117
https://www.sec.gov/Archives/edgar/data/1308858/000091957416012630/d7018799_20-f.htm; Form 20-F of DryShips, Inc. for the year ended December 31, 2018, filed with the SEC on March 1, 2019, pg. 92
https://www.sec.gov/Archives/edgar/data/1308858/000091957419002125/d8124519_20-f.htm.

20 Based on 2018 drybulk operating vessel costs of DryShips versus median of peers (Seanergy, Diana Shipping, Safe Bulkers, Genco, Star Bulk) - Dryhips 2018 20-F, pg. 4
https://www.sec.gov/Archives/edgar/data/1308858/000091957419002125/d8124519_20-f.htm; Seanergy 2018 20-F, pg. 51 https://www.sec.gov/Archives/edgar/data/1448397/000091957419002573/d8206244_20-f.htm; Diana Shipping 2018 20-F, pg. 6 https://www.sec.gov/Archives/edgar/data/1318885/000091957419002305/d8208853_20-f.htm; Safe Bulkers 2018 20-F, pg. 53 https://www.sec.gov/Archives/edgar/data/1434754/000093041319000984/c92760_20f.htm; Genco 2018 10-K, pg. 56
https://www.sec.gov/Archives/edgar/data/1326200/000155837019001507/gnk-20181231x10k.htm; Star Bulk 2018 20-F, pg. 3 https://www.sec.gov/Archives/edgar/data/1386716/000114036119005312/form20f.htm; Eagle Bulk 2018 10-K, pg. 66;
https://www.sec.gov/Archives/edgar/data/1322439/000162828019002879/egle1231201810-k.htm.

21 “Economou ends 2018 owning more than 80% of DryShips” at
https://www.tradewindsnews.com/finance/economou-ends-2018-owning-more-than-80-of-dryships/2-1-508562; Form 20-F of DryShips, Inc. for the year ended December 31, 2016, filed with the SEC on March 13, 2017 at
https://www.sec.gov/Archives/edgar/data/1308858/000091957417002663/d7424585_20-f.htm; Form 20-F of DryShips, Inc. for the year ended December 31, 2018, filed with the SEC on March 1, 2019 at
https://www.sec.gov/Archives/edgar/data/1308858/000091957419002125/d8124519_20-f.htm.

22 Form 20-F of DryShips, Inc. for the year ended December 31, 2012, filed with the SEC on March 22, 2013, pg. 133 at
https://www.sec.gov/Archives/edgar/data/1308858/000091957413002527/d1368326_20-f.htm; Form 20-F of DryShips, Inc. for the year ended December 31, 2015, filed with the SEC on April 27, 2016, pg. 117
https://www.sec.gov/Archives/edgar/data/1308858/000091957416012630/d7018799_20-f.htm; Form 20-F of DryShips, Inc. for the year ended December 31, 2018, filed with the SEC on March 1, 2019, pg. 92
https://www.sec.gov/Archives/edgar/data/1308858/000091957419002125/d8124519_20-f.htm.

23 Form F-1 Registration Statement of Tankships Investment Holdings Inc., p. 37, at
https://www.sec.gov/Archives/edgar/data/1627482/000119312515016272/d836806df1.htm.

24 “DryShips Announces Agreements to Sell Its Tanker Fleet,” at
https://www.globenewswire.com/news-release/2015/03/30/1257863/0/en/DryShips-Inc-Announces-Agreements-to-Sell-Its-Tanker-Fleet.html.

25 DryShips proxy statement, dated September 9, 2019 at
https://www.sec.gov/Archives/edgar/data/1308858/000114420419043847/tv528973-exa1.htm; “DryShips Inc. Announces Completion of Acquisition by SPII Holding Inc.” at
https://www.globenewswire.com/news-release/2019/10/11/1928554/0/en/DryShips-Inc-Announces-Completion-of-Acquisition-by-SPII-Holding-Inc.html.

26 “DryShips Inc. Completes Acquisition of Ocean Rig ASA” at
https://www.globenewswire.com/zi/news-release/2008/07/14/1259360/0/en/DryShips-Inc-Completes-Acquisition-of-Ocean-Rig-ASA.html.

27 Based on Ocean Rig equity offerings on April 9, 2012, February 11, 2013 and June 2, 2015 - April 9, 2012: “Ocean Rig UDW Inc. Announces Public Offering of Its Share by DryShips Inc.” at
http://cdn.capitallink.com/files/docs/companies/ocean_rig/press/2012/oceanrig040912a.pdf; February 11, 2013: “Ocean Rig UDW Inc. Announces Public Offering of Its Shares by DryShips Inc.” at
http://cdn.capitallink.com/files/docs/companies/ocean_rig/press/2013/oceanrig021113.pdf; and June 2, 2015: “Ocean Rig UDW Inc. Announces Offering of Common Stock” at
http://cdn.capitallink.com/files/docs/companies/ocean_rig/press/2015/oceanrig060215.pdf.

28Total shareholder returns defined as the compound total return, with dividends reinvested on the ex-date, from 9/19/11 to 3/28/17; “Ocean Rig UDW Inc. Reaches Agreement on Comprehensive Deleveraging and Recapitalization Transaction” at
https://www.globenewswire.com/en/news-release/2017/03/28/1258531/0/en/Ocean-Rig-UDW-Inc-Reaches-Agreement-on-Comprehensive-Deleveraging-and-Recapitalization-Transaction.html.

29 Multiple SEC filings disclosing related party payments made to affiliates of Economou. Form 20-F of Ocean Rig UDW Inc. for the year ended December 31, 2016, filed with the SEC on March 22, 2017 at
https://www.sec.gov/Archives/edgar/data/1447382/000091957417002930/d7423977_20-f.htm; Form 20-F of Ocean Rig UDW Inc. for the year ended December 31, 2017, filed with the SEC on March 15, 2018 at
https://www.sec.gov/Archives/edgar/data/1447382/000091957418002506/d7801495_20-f.htm

30 Form 20-F of DryShips, Inc. for the year ended December 31, 2016, filed with the SEC on March 13, 2017 at
https://www.sec.gov/Archives/edgar/data/1308858/000091957417002663/d7424585_20-f.htm; Form 20-F of DryShips, Inc. for the year ended December 31, 2018, filed with the SEC on March 1, 2019 at
https://www.sec.gov/Archives/edgar/data/1308858/000091957419002125/d8124519_20-f.htm.

31 “OCEAN RIG UDW INC ANNOUNCES RECENT DEVELOPMENTS” at
http://cdn.capitallink.com/files/docs/companies/ocean_rig/press/2014/oceanrig102014.pdf.

32 Form 20-F of Ocean Rig UDW Inc., p. 30 at
https://www.sec.gov/Archives/edgar/data/1447382/000091957418002506/d7801495_20-f.htm.

33 “Ocean Rig UDW Inc. Announces That U.S. Bankruptcy Court Has Issued an Order Giving Full Force and Effect in the United States to Cayman Islands Schemes of Arrangement” at
https://www.globenewswire.com/news-release/2017/09/20/1258739/0/en/Ocean-Rig-UDW-Inc-Announces-That-U-S-Bankruptcy-Court-Has-Issued-an-Order-Giving-Full-Force-and-Effect-in-the-United-States-to-Cayman-Islands-Schemes-of-Arrangement.html; and Form F-1/A of Ocean Rig UDW Inc. at
https://www.sec.gov/Archives/edgar/data/1447382/000091957417007215/d7671684_f-1a.htm.

34 Agreement and Plan of Merger between Ocean Rig UDW Inc. and Transocean LTD., Transocean Oceanus Holdings Limited and Transocean Ocean Limited at pg. 76 at
https://www.sec.gov/Archives/edgar/data/1451505/000155837018007342/ex-2d1.htm

35 “The ‘Bad Boy’ of Shipping Cashes In on Russian Oil” at
https://www.wsj.com/articles/the-bad-boy-of-shipping-cashes-in-on-russian-oil-4668c238.

36 “DryShips appoints advisors for George Economou takeover” at
https://www.tradewindsnews.com/dry-cargo/dryships-appoints-advisors-for-george-economou-takeover/2-1-634903.

37 “Ocean Rig UDW Inc. Announces That U.S. Bankruptcy Court Has Issued an Order Giving Full Force and Effect in the United States to Cayman Islands Schemes of Arrangement” at
https://www.globenewswire.com/news-release/2017/09/20/1258739/0/en/Ocean-Rig-UDW-Inc-Announces-That-U-S-Bankruptcy-Court-Has-Issued-an-Order-Giving-Full-Force-and-Effect-in-the-United-States-to-Cayman-Islands-Schemes-of-Arrangement.html; and Form F-1/A of Ocean Rig UDW Inc. at
https://www.sec.gov/Archives/edgar/data/1447382/000091957417007215/d7671684_f-1a.htm.